Filed Pursuant to Rule 433
Registration No. 333-160719
Free Writing Prospectus dated August 12, 2009

Orion Marine Group, Inc.

Pricing Term Sheet

The following information supplements the Preliminary Prospectus Supplement dated August 7, 2009, filed pursuant to Rule 424, Registration No. 333-160719.

Issuer:	Orion Marine Group, Inc.
Security:	Common stock, par value $0.01 per share
Symbol:	ORN
Shares To Be Issued:	4,200,000 shares (upsized from 3,500,000 shares)
Overallotment Option:	630,000 shares (upsized from 525,000 shares)
Price to Public:	$19.70 per share
Trade date:	August 12, 2009
Settlement date:	August 18, 2009 (T+4)
Use of Proceeds:
The issuer expects that the net proceeds from this offering will be approximately $79,080,400 ($90,994,960 if the underwriters exercise their over-allotment option in full), after deducting the underwriting discount and estimated offering expenses, based on a public offering price of $19.70 per share.   The issuer intends to use the net proceeds from this offering to repay approximately $30.0 million of outstanding borrowings under its existing credit facility, and to use the balance for capital expenditures, possible future acquisitions and general corporate purposes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling FBR Capital Markets & Co. toll-free at 1-800-846-5050 or Stephens Inc. toll-free at 1-800-643-9691.